

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Mr. Fuxiang Zhang
Chief Executive Officer
China Nepstar Chain Drugstore Ltd.
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People's Republic of China

Re: China Nepstar Chain Drugstore Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 20, 2011
File No. 001-33751

Dear Mr. Zhang:

We have reviewed your September 6, 2011 response to our August 24, 2011 letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes To The Consolidated Financial Statements
2   Summary of Significant Accounting Policies
(a) Principles of Consolidation, page F-14

1. Please refer to your response to comment two. You state that you do not meet the criteria for consolidation under the variable interest model and indicate that you consolidate based on ASC 810-10-15-18. Please provide us an analysis of how you meet the criteria for consolidation of the regional companies based on the criteria in ASC 810-10-15-18.

2. It appears based on your Organizational Structure chart on page 45 that you own 100% of Nepstar Pharmaceuticals, which is a Chinese entity. Please help us understand, in light of the restrictions of ownership of businesses in China, how you own 100% of Nepstar Pharmaceuticals.

Item 15. Controls And Procedures, page 91

3. We have read your response to our prior comment four. The Finance Director and Chief Financial Officer who are the preparers of your financial statements do not have accounting training in U.S. GAAP other than having attended seminars and having been subordinates of former chief financial officers who had formal U.S. GAAP training. It appears, therefore, that the Financial Director and Chief Financial Officer do not possess sufficient knowledge of U.S. GAAP. Further, it appears that levels below the Financial Director and Chief Financial Officer responsible for the accounts of the subsidiaries that must be converted to U.S. GAAP also do not possess sufficient knowledge of U.S. GAAP. Given this lack of sufficient knowledge of U.S. GAAP, please re-assess your conclusions that your disclosure controls and procedures and your internal control over financial reporting was effective at December 31, 2010 and amend your filing accordingly. Disclose any material weaknesses such as the lack of U.S. GAAP expertise by the preparers of your financial statements.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant